September 23, 2009

BY EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

100 F Street, NE, Mail Stop 4631

Washington, DC  20549-3628

Attn:       Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Re:          Crocs, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Form 10-Q for the period ended June 30, 2009

File No. 0-51754

Ladies and Gentlemen:

Crocs, Inc. (the “Company”) submits this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in a letter dated August 25, 2009, to Russell Hammer, Chief Financial Officer of the Company, regarding the Form 10-K for the fiscal year ended December 31, 2008 and the Form 10-Q for the period ended June 30, 2009, referenced above.

For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.             Comment:  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response:  Where applicable, we have indicated in our responses what the revisions to our disclosure will look like in future filings.

Management’s Discussion and Analysis

Results of Operations

Comparison of the Years Ended December 31, 2008 and 2007, page 39

2.             Comment:  Sales returns and allowances for wholesale channel revenues increased from $32.2 million for the year ended December 31, 2007 to $83.6 million for the year ended December 31, 2008.  Your disclosures on page 7 indicate that you accept returns from wholesale and distributor customers for defective products, quality issues, and shipment errors on an exception basis at the sole discretion of management.  You may also accept returns from wholesale and distributor customers, on an exception basis at the sole discretion of management, for the purpose of stock re-balancing to ensure that your products are merchandised in the proper assortments.  Given the significant increase in sales returns and allowances, please disclose the factors and circumstances that led you to accept a significant more amount of returns in the current period as well as whether you expect these factors and circumstances to continue in future periods.

Response:  Our standard agreements with distributors do not contain contractual rights of return, however, under certain circumstances, including those listed above, the Company may accept returns at the sole discretion of management. During the quarter ended September 30, 2008, the Company received a substantial number of return and allowance requests from wholesale customers.  Management believes that the increase in return requests from wholesale customers was due, in large part, to wholesale customers’ aggressively managing inventory levels in response to the rapid declines in consumer spending on a macroeconomic level.  Management also believes that the return requests were, in part, related to certain spring/summer styles that, due to rapidly declining economic conditions, experienced less than anticipated sell-through during the spring/summer selling season in 2008.

Management considered the requests giving weight to the economic conditions and, in the interest of customer relations, decided to grant return requests and allowances to a number of customers that we believe are strategically important to the Company’s ongoing business.  Management believes that these requests were strategically important to Crocs as they:

•              Demonstrated a commitment to and built goodwill with our wholesale customers, and

•              Enabled the Company to protect its brand image by limiting the extent to which its products were discounted in the “full-price” channel.  Management believes that a structured approach to selling excess or slow-moving inventories in its outlet stores or through other liquidation channels is preferable to discounting in the “full price” channel as it protects our brand image within our target market.

We believe the external economic factors that led to our decision to grant return authorizations and allowances to our wholesale customers to the extent that we did in fiscal 2008 were extraordinary.  Although we anticipate economic weakness and lessened consumer demand to continue into 2010 and may grant additional accommodations to customers that we deem to be strategically important to the Company, we do not expect our returns and allowances to continue at the level we experienced during 2008.  Likewise, during the first half of 2009, sales returns have returned to more normal levels.  However, if, in the future, the factors and circumstances change such that would warrant a change in our sales and returns allowances or the manner in which we are accounting for them, we will disclose the changes in future filings.  We also refer the Staff to our revised disclosure included in our response to comment 3.

Critical Accounting Policies and Estimates

Sales Returns, Allowances and Discounts, page 52

3.             Comment:  You base your estimates for customer returns and allowances on historical rates of customer returns and allowances as well as the specific identification of outstanding returns that have not yet been received.  You base your estimates for customer returns and allowances primarily on anticipated sales volume throughout the year.  In light of the revenue declines beginning in the three months ended June 30, 2008 as well as the increase in sales returns and allowances in 2008 due to customer inventory build up, please expand your discussion to address the impact of these trends and conditions on your ability to estimate sales returns and allowances.  Please also tell what consideration you gave to your ability to reasonably estimate the amount of future returns pursuant to SFAS 48 for revenue recognition purposes.

Response:  We refer the Staff to our response to comment 2 above.  Additionally, our disclosure of Critical Accounting Policies and Estimates relating to sales returns, allowances and discounts will be amended in future Form 10-K filings to read substantially as follows:

Sales Returns, Allowances and Discounts.  We record reductions to revenue for estimated customer returns, allowances and discounts. We base our estimates of returns on historical rates of customer returns and allowances as well as the specific identification of outstanding returns that have not yet been received by us.  We also consider other factors in forming our judgments to arrive at these estimates, including the number and success of new style introductions, customer inventory levels and macroeconomic factors affecting our customers, the extent to which we experience shipping delays or errors, known or suspected product defects and the seasonal nature of our business and products.  Certain of these assumptions, including the impact of macroeconomic factors, the effects of seasonality, and the success of new style introductions, require significant judgment by management.  Accordingly, the actual amounts of customer returns and allowances, which are inherently uncertain, may differ from our estimates. We have, in the past, found our estimates to be reasonable in light

of actual experience.   If we determined that actual or expected returns or allowances were significantly greater or lower than the reserves we had established, we would record a reduction or increase, as appropriate, to net sales in the period in which we made such a determination. Provisions for customer specific discounts based on contractual obligations with certain major customers are recorded as reductions to net sales.  We also record reductions to revenue for estimated customer credits as a result of price mark-downs in certain markets.  Fluctuations in our estimates for sales returns, allowances and discounts may be caused by many factors, including, but not limited to, fluctuations in our sales revenue, changes in demand for our products and customer acceptance of new products we offer.  During the year ended December 31, 2008, the Company received a substantial number of return and allowance requests from its wholesale customers that management believes were due, in large part, to wholesaler response to the rapid declines in consumer spending on a macroeconomic level as a result of the global economic downturn as well as less-than-anticipated sell-through during the spring/summer selling season in 2008.  Management granted certain return requests and allowances to customers that it believes are strategically important to the Company’s ongoing business.  Accordingly, the Company’s estimate for sales returns and allowances for the year ended December 31, 2008, was significantly higher than historical estimates as a result of specific reserves related to these granted return and allowance requests.

We considered the impact of declining revenues and increases in customer inventories of our products on our ability to reasonably estimate sales returns and allowances pursuant to SFAS 48 and do not believe that our ability to reasonably estimate is compromised.  We estimate sales returns and allowances based on historical experience, adjusted for seasonal and other factors and have, in the past, found our estimates to be reasonable in light of actual experience. Factors that we consider in forming our judgments concerning our reserve for sales returns and allowances include customer inventories, customer sell-through and known or suspected defects related to a particular style or styles. The factors that led to our change in estimate related to our reserves in the quarter ended September 30, 2008 were largely driven by the severe economic downturn.  In response, we made a business decision to grant return requests as an accommodation to certain customers that we deem to be strategically important to our business. Please refer to our response to comment 2 above.  Actual returns experienced subsequent to the recording of our sales return and allowance reserve at September 30, 2008 support the accuracy of the estimated reserve; on a global basis, our estimates for reserves relating to specific returns and allowance requests that were granted or expected to be granted did not differ materially from our subsequent actual returns experience.  Accordingly, we believe we have the ability to reasonably estimate future returns in accordance with the requirements of SFAS 48.

4.             Comment:  Please expand your disclosure regarding the significant estimates and assumptions used to arrive at these estimates.  For example, if you are using a percentage of sales to estimate returns and allowances, please consider disclosing the percentage or range of percentages.  Please also disclose how assumptions and methodologies used in the current year have changed since the prior year highlighting the impact of any changes.

Response:  Our reserve for sales returns and allowances is estimated based on historical returns and allowance experience, adjusted for seasonal sales fluctuations and other factors.  Our calculation is prepared by dividing actual returns to past sales utilizing time lag assumptions and then applying the percentage to recent sales.  Our time lag assumptions are based on the premise that most returns occur within 30-60 days of the date of purchase.  Accordingly, in order to arrive at a returns and allowance estimate, we apply an average actual returns experience percentage, which is based on a 30-60 day time horizon, to that month’s sales, adjusted for seasonality factors, if necessary.  During the quarter ended September 30, 2008, we adjusted our calculated historical reserve for specific returns that we granted or planned to grant to certain customers that we deemed to be strategically important to our business.  Although customer —specific returns requests, along with other factors as specified in our response to comment #3, have always been considered in preparing our reserve estimates, this was the first occasion in which we deemed it necessary to authorize these returns and allowances to the extent that they required a significant adjustment to our returns and allowances reserve.  We deemed the authorization of these returns to be a necessary action in response to the severe economic downturn and its impact on consumer demand for our products and, accordingly, our wholesale customers.  Our sales returns and allowance experience fluctuates based on a number of factors, including the number and success of new style introductions, customer inventory levels, the extent to which we experience shipping delays or errors, known or suspected product defects and the seasonal nature of our business and products.

The assumptions and methodologies we used to estimate returns and allowances in the current year are consistent with those used to estimate returns and allowances in the past year.  However, as more fully described in our response to comment 2 above, we made a business decision, in light of the economic downturn, to authorize returns from certain customers that we believe were strategically important to our ongoing business.  The amounts related to such returns were specifically identified and were an incremental addition to our ongoing reserve calculation. We do not expect such accommodations to be a recurring activity within our business.  If, however, we do experience substantial adjustments in our estimated returns and allowance reserve due to any business decision we will provide the relevant disclosure in future filings, as appropriate.

We also respectfully refer the Staff to our responses to comments 2 and 3 above.  Please see our sample disclosure in our response to comment 3.

Inventory Valuation, page 52

5.             Comment:  At least quarterly, you analyze your inventory positions and make estimates regarding the net realizable value of your inventories and, if necessary, adjust them to the lower of cost or market.  Your estimate of the net realizable value for excess and discontinued products is based on significant judgments made by management based on industry experience considering only limited company-specific historical experience with the sell-through of such products to liquidation or other “off-price” channels.  Please disclose the specific estimates and assumptions you use to arrive at the estimated net realizable of your inventories.  You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions, whether certain estimates and assumptions are more subjective than others, and the potential impact of reasonably likely changes.  Please also disclose how assumptions and methodologies used in the current year have changed since the prior year highlighting the impact of any changes.  Your disclosures on page 27 of your Form 10-Q for the period ended June 30, 2009 indicate that you were able to sell inventory which had been previously written down to net realizable value at prices substantially higher than what you had previously estimated.  In light of this, please address how accurate your estimates or assumptions have been in the recent past and what factors have led to significant differences.  See Section 501.14 of the Financial Reporting Codification.

Response:  Our disclosure of Critical Accounting Policies and Estimates relating to inventory valuation will be amended in future Form 10-K filings to read substantially as follows:

Inventory Valuation.  At least quarterly, we evaluate our inventory positions and make estimates regarding the net realizable value of our inventories and, if necessary, adjust them to the lower of cost or market.  In our evaluation, we use standard categories to classify inventory based on the degree to which we believe that the products may need to be discounted to sell within a reasonable period.  Certain classifications result in an impairment of inventory because the Net Realizable Value (“NRV”) is less than the carrying value of the inventory.  Our estimate of the NRV of our impaired products is based on significant judgments made by management, including assumptions about future demand and market conditions.  Management considers, among other things, current sell-through of our products, recent changes in demand for our product as well as shifting demand between the products we offer, global and regional economic conditions, historical experience selling through liquidation and “off-price” channels and the amount of inventory on hand. The ultimate results achieved in selling excess and discontinued products in future periods may differ significantly from management’s estimates of net realizable value.  Fluctuations in our estimated NRV of our inventory may be caused by multiple factors, particularly given the sensitivity of certain qualitative factors including those regarding global and regional economic conditions as well as our ability to estimate future demand and prices based on historical experience and current sell-through.  If we estimate that the NRV of our inventory is less than the current carrying cost of that inventory, we record a write-down equal to the difference between the cost of the inventory and the estimated NRV.  This write-down is recorded in cost of sales in the period in which such a determination is made.  Declines in the estimated NRV of our inventory, if the declines result in a write-down of our inventory balance, could have a significant effect on our reported financial results.

Consistent with this practice, we evaluated the value of inventory at the end of the third quarter of 2008 because we were still carrying significant inventory even after our traditionally strongest selling season.  The effort to value inventory as of September 30, 2008 included a review by each regional sales and general management organization, wherein each organization reviewed existing inventory and made judgments regarding the respective pricing necessary to sell through the inventory within a reasonable time frame (approximately 12 months).  These reviews have continued at least quarterly since the 3rd quarter of 2008 and are consistent with historical practice.

In the case of our Q3 2008 review, 8.3 million pairs of footwear were determined to be impaired at September 30, 2008 in light of the negative economic conditions and forecasts prevailing at the time.  Previous to this time, our typical product impairments were immaterial.  Due to strong demand for our product lines during a robust economy, our experience in selling products with impaired inventory values had been limited and we had not in our history impaired such a large amount of inventory.

In order to determine the number of pairs of footwear that required impairment, we considered the amount of inventory on hand by style and color; the historic and then-estimated sell-through rates at our wholesale customers (our largest channel); our declining revenues; and the effect of the global economic downturn on demand for our products.  Each regional sales and general management organization participated in the assessment of what inventory should be impaired, based on these factors.

In order to determine the NRV of the impaired inventory, we considered the estimated price needed to sell the product as discussed above.  We also considered historic sales data to discount retailers, which had proven to be a relatively accurate measure for previous (immaterial) impairments. At this time, our company-owned retail channel was relatively immature and undeveloped and we did not believe that experience in this channel would provide a consistent and reliable basis to estimate demand for impaired items.  After consideration of the relevant information, we estimated that the historical average selling price to discount retailers was likely to be too high because of the amount of inventory we had on hand, the amount of inventory being held by our wholesale accounts and the nature of the global economic downturn at that time. We also estimated that a portion of this inventory would likely be unsalable at any price and we expected that we would either donate this inventory to charity or scrap it entirely.  Our estimate for the NRV for this inventory was based on these estimates, assumptions and considerations.

Since that time, sales through our direct-to-consumer channels (specifically, the retail and internet channels) have exceeded our expectations.  Much of the impaired inventory sold during the first six months of 2009 was sold through these channels, particularly through expo sales in Asia and through U.S. retail outlets resulting in our ability to realize discounted retail sales prices instead of discount wholesale prices.  Likewise, the number of our global company-owned retail stores increased from 262 at September 30, 2008 to 310 at June 30, 2009.  Our global company-owned outlet stores, which have now proven to be an effective method for selling excess inventory, increased from 21 at September 30, 2008 to 46 at June 30, 2009.  Our internet channel has also created a channel for selling impaired inventory through a virtual outlet.  As we disclosed in our Q2 2009 10-Q, sales through our internet channel increased 32.9% during the first six months of 2009 compared to the same period in 2008.  As a result of these successes, we were able to generate higher demand for impaired products and sell them at higher prices than we initially anticipated as of September 30, 2008.

Going forward, we are making greater use of our internal outlet channels (i.e. retail and internet) to address any impaired inventory.  We believe this will provide us with greater visibility into and greater control of pricing on excess inventory. We believe this will allow us to more accurately estimate future inventory impairments.  Further, we believe that the macroeconomic conditions that arose in 2008 and that played a significant role in the estimates used in 2008 to calculate NRV were unusual and are mitigating.  We believe that these changes combined with our efforts to manage inventory are likely to result in future adjustments to inventory that are substantially smaller than what we experienced in the third quarter of 2008.

Impairment of Long-Lived Assets, page 55

6.             Comment:  During the year ended December 31, 2008, you recognized an impairment charge of $20.9 million on fixed assets, primarily related to equipment and shoe molds.  This charge relates to certain manufacturing equipment that represented excess capacity that you decided to abandon as well as molds primarily for shoe styles that you either no longer intend to manufacture or for styles you have more molds on hand than is necessary to meet projected demand.  You accounted for these assets to be abandoned in accordance with SFAS 144.  Please expand your disclosures to also provide insight on your impairment considerations of other long-lived assets, which are not abandoned, under SFAS 144. Please address the following:

•      Please disclose how you determine when long-lived assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;

•      Please disclose how you group your assets for purposes of considering whether an impairment exists.  Refer to paragraph 4 of SFAS 144;

•      Please discuss the significant estimates and assumptions used to determine estimated undiscounted cash flows and fair value.  You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others; and

•      For any asset groups for which the carrying value was close to the fair value, including any asset groups with idle capacity, please consider disclosing the carrying value of the asset groups.

Response:  In future filings, we will revise our disclosure of Critical Accounting Policies and Estimates for impairment of long-lived assets to include additional disclosures relating to the considerations for impairment of other long-lived assets.  The following is an example of the disclosure that we will include in future filings:

Impairment of Long-Lived Assets.  In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), we test long-lived assets to be held and used for recoverability when events or circumstances indicate the carrying value of a long-lived asset (asset group) may be impaired. Events that may indicate the impairment of long-lived assets include; (i) a significant decrease in the market price of a long-lived asset (asset group), (ii) a significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition, (iii) a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator, (iv) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group), (v) current period operating or cash flow losses combined with historical operating or cash flow losses of a particular long-lived asset group or a forecast of cash flows that demonstrates continuing losses associated with the use of a long-lived asset group, and (vi) a current expectation that, more likely than not,  a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. We evaluate for these types of events or circumstances at least quarterly.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future undiscounted cash flows expected to be generated by the asset group. An asset group is the lowest level of assets and liabilities for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If an asset group is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Fair value is determined by independent third party appraisals, the net present value of expected cash flows, or other valuation techniques as appropriate.  Assets to be abandoned or from which no further benefit is expected are written down to zero at the time that the determination is made and the assets are removed entirely from service.

During the year ended December 31, 2008, we recognized an impairment charge of $20.9 million on fixed assets, primarily related to equipment and shoe molds. Management evaluated the production capacity at Company-operated facilities compared with demand projections and capacity requirements and made the decision to abandon certain manufacturing equipment that represented excess capacity. The impairment charge on molds relates primarily to shoe styles that we either no longer intend to manufacture or to styles for which we have more molds on hand than is necessary to meet projected demand. These charges are recorded in the impairment charges line item of the consolidated statement of operations for the year ended December 31, 2008, and are accounted for as assets to be abandoned in accordance with SFAS 144.  Also refer to Note 8 of our Consolidated Financial Statements set forth in the “Index to Consolidated Financial Statements”, of this Form 10-K.

We consider our recent operating and cash flow losses to indicate that the carrying value of assets to be held and used may not be recoverable.  We have determined that the Company has one asset group in support of its footwear manufacturing, distribution and sales business as this is the lowest level of assets and liabilities for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.  Management considered whether assets could be grouped regionally; however, due to the extent to which production assets are shared globally, cash flows could not be separately identified at a lower level.  During the year ended December 31, 2008, we estimated the future undiscounted cash flows to be generated by our asset group and compared the future undiscounted cash flows to the carrying amount of the asset group to determine whether the asset group was recoverable.  Our estimates of future cash flows over the remaining useful life of the asset group were based on management’s operating budgets and forecasts.  These budgets and forecasts take into consideration inputs from our regional management related to growth rates, pricing, new markets and other factors expected to affect the business, as well as management’s forecasts for inventory, receivables, capital spending, and other cash needs.  These considerations and expectations are inherently uncertain and, given the limited operating history of the Company as well as the global economic downturn, estimates included in our operating forecasts beyond a three to six month future period are extremely subjective.  Accordingly, actual cash flows may differ significantly from our estimated future cash flows. Based on our analysis the carrying value of our asset group was recoverable and there was no impairment indicated. Accordingly, we did not prepare estimates of the fair value of the asset group to be held and used.

Due to the nature of impairment charges, changes in the reserves and expenses related to these charges incurred between reporting periods can be significant as they are driven by, among other things, changes in our strategic operational and financial decisions, global and regional economic conditions, demand for our product or shifting demand between different products we offer and other corporate initiatives which may eliminate or significantly decrease the realization of future benefits from our long-lived assets and result in additional impairment charges in future periods.  Likewise, significant impairment charges recognized during a reporting period could have an adverse affect on our reported financial results.

Financial Statements

Notes to the Financial Statements

Note 2.  Summary of Significant Accounting Policies

Property and Equipment, page F-10

7.             Comment:  Please disclose the line item(s) in which you include depreciation and amortization.  If you do not allocate depreciation and amortization to costs of sales, please also revise your representation on the face of your statement of operations and throughout the filing to comply with SAB Topic 11:B, as well as Item 10(e) of Regulation S-K.

Response:  Depreciation and amortization expense is recorded in both cost of sales and selling, general and administrative expenses in our consolidated statements of income, depending on the nature of the asset being depreciated or amortized, in accordance with GAAP.  We will revise future Form 10-K filings to include an expanded disclosure for greater clarity.  The following is an example of the disclosure that we will include in future filings on Form 10-K:

Property and Equipment — Depreciation of machinery and equipment is computed using the straight-line method based on estimated useful lives ranging from three to five years.  Leasehold improvements are amortized on the straight-line basis over their estimated economic useful lives or the lease term, whichever is shorter.  During the years ended December 31, 2008, 2007 and 2006, we recorded depreciation expense of $30.7 million, $17.0 million and $6.2 million, respectively, of which $18.3 million, $4.6 million and $1.6 million, were recorded in cost of sales, with the remaining amounts recorded in selling, general and administrative expenses.  See Note 4 — Property and Equipment for further discussion.

Capitalized Software, page F-10

8.             Comment:  Given that capitalized software represents 74% of your intangible assets as of December 31, 2008, please disclose the nature of this capitalized software as well as address what considerations were given to potential impairment pursuant to paragraphs 34 and 35 of SOP 98-1 in your critical accounting policies.

Response:  The capitalized software balance is made up primarily of our enterprise resource system software, warehouse management software and point of sale software.  We considered the potential impairment of capitalized software using guidance in FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and in SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.  In accordance with this guidance, we considered the substantive service potential of the software, changes in the extent or manner in which the software is used or is expected to be used, significant changes made or planned to be made to the software, and the costs of software development or modification compared to expectations.  As a result of this analysis, we determined that no impairment should be recorded related to capitalized software as of December 31, 2008.

Foreign Currency Translation and Foreign Currency Transactions, page F-12

9.             Comment:  Gains and losses generated by transactions denominated in foreign currencies are recorded in selling, general and administrative expense in the period in which they occur.  Please tell us the nature of these transactions denominated in foreign currencies and how you determined it was appropriate to classify these amounts in selling, general and administrative expenses.

Response:  The gains and losses on foreign currency transactions are related to intercompany receivables and payables associated with intercompany sales and intercompany allocations of selling, general and administrative expenses.  Because FASB Statement No. 52, Foreign Currency Translation, is silent as to the presentation of foreign currency gains and losses and because these costs are related to operational activities, we include these gains and losses within income from operations on the selling, general and administrative expense line.  In future filings, we will disclose foreign currency gains and losses as its own line item within income from operations when such amount is deemed to be material.

Note 11.  Income Taxes, page F-28

10.           Comment:  Please expand your disclosures to provide additional insight on how you determined it is more likely than not that you will realize your deferred tax assets with the exception of those for which you recorded a valuation allowance of $49.1 million.  In this regard, please consider each of the following points in your disclosures:

•      In regards to your deferred tax assets recorded related to net operating loss carryovers of $13.8 million, it appears that you have recorded a valuation allowance of $8.6 million.  Please discuss the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred income tax assets.  You should consider discussing the significant estimates and assumptions used in your analysis;

•      Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;

•      Please include an explanation of the anticipated future trends included in your projections of future taxable income;

•      Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets; and

•      Please disclose the nature of the non-current deferred tax asset described as future uncertain tax position offset.

Response:

We will revise future filings to include the requested information.  The following is an example of the disclosure that we will include in future filings on Form 10-K:

The Company had approximately $30 million in net deferred tax assets at December 31, 2008.  Approximately $11 million of the net deferred tax assets are located in foreign jurisdictions for which a strong earnings history and future profit projections indicated that it is more likely than not that such deferred tax assets will be realized. There are no deferred tax liabilities in these jurisdictions. Pre-tax profit of approximately $24 million is required to realize the deferred tax assets; pre-tax profit for 2009 in these jurisdictions is expected to exceed $24 million.

Approximately $5 million of the net deferred tax assets represents the tax benefit of net operating loss carryovers in certain foreign jurisdictions, for which approximately $16.5 million of pre-tax book income is required to utilize the net operating losses. These jurisdictions (i) had profits in the prior year, (ii) are expected to have future profits, and (iii) the entities have entered into cost reimbursement agreements with other entities whereby certain costs such as marketing and research and development expenses will be reimbursed. Management believes that these factors indicate sufficient profits going forward in those jurisdictions to utilize the deferred tax assets.

Approximately $14 million of net deferred tax assets consist of deferred tax assets related to FIN 48 liabilities that would be realized if such liabilities are actually incurred. The deferred tax assets represent primarily the reduction in withholding tax expense that would occur upon a disallowance of intercompany royalty expense by various taxing authorities. Approximately $41 million of pre-tax income from the actual imposition of such is needed to realize these deferred tax assets.

As a result of certain realization requirements under SFAS 123(R), the table of deferred tax assets and liabilities shown above does not include certain deferred tax assets at December 31, 2008 that arose directly from tax deductions related to equity compensation in excess of compensation recognized for financial reporting. Equity will be increased by $2.9 million if and when such deferred tax assets are ultimately realized. The Company uses tax law ordering for purposes of determining when excess tax benefits have been realized.

11.           Comment:  You recorded a valuation allowance of $40.5 million for deferred tax assets related to certain deductible temporary differences in various tax jurisdictions because you believe that it is not more likely than not that you will be able to realize these deferred tax assets.  Please expand your disclosure to address the significant components of your deferred tax assets for which this $40.5 million relates to as well as how you determined that a valuation allowance should be recorded related to this deferred tax assets.

Response:  We will revise future filings to include the requested information.  The following is an example of the disclosure that we will include in future filings on Form 10-K:

The Company has deferred tax assets related to certain deductible temporary differences in various tax jurisdictions for which the Company has recorded a valuation allowance of $40.5 million against these deferred tax assets because the Company believes that it is not more likely than not that the Company will be able to realize these deferred tax assets. The significant components of the deferred tax assets for which a valuation allowance has been applied consist of net operating losses in certain tax jurisdictions for which management believes there is not sufficient positive evidence that such net operating losses will be realized against future income and book expenses not deductible for tax purposes in the current year such as inventory impairment reserves, accrued severance charges and accrued compensation and benefits that would increase such net operating losses in the same jurisdictions.  These temporary differences are amounts which arose in jurisdictions where (i) large current losses exist, (ii) such losses are in excess of any loss carryback potential, (iii) no tax planning strategies exist with which to overcome such losses, and (iv) no profits are projected for the following year. For these reasons it is determined that it is more likely than not that these deferred tax assets will not be realized and a valuation allowance has been provided with respect to these deferred tax assets.

Note 12.  Allowances, page F-26

12.           Comment:  Your disclosures on page 39 indicate that your sales returns and allowances related to wholesale channel revenues alone were $83.2 million during the year ended December 31, 2008.  In this regard, please help us understand why the sales return and allowances amount charged to costs and expenses for the year ended December 31, 2008 included in the table on page F-26 is significantly less than this amount.  In a similar manner, please address the differences in the amounts disclosed on page 39 and page F-26 for the year ended December 31, 2007.

Response:  Our sales returns and allowances include returns that are recorded gross as a reduction to both sales and cost of sales and other allowances that are recorded as a reduction to sales.  Returns, which represent approximately $74.2 million of the $83.2 million reduction in gross sales as disclosed on page 39, are recorded net as an adjustment to sales and cost of sales in the period and therefore only the margin impact results in inclusion under the caption “Charged to costs and expenses” in the table on page F-26 in the footnotes to our financial statements.

In reviewing our disclosure for the year ended December 31, 2007 we determined that the amounts listed on page F-26 under the captions “Charged to costs and expenses” and “Deductions and write-offs” for our reserve for sales returns and allowances during the year were grossed down by approximately $15.2 million.  Management believes the amount is immaterial to the financial statements taken as a whole because the net revenues, earnings and accounts receivable as reflected in the financial statements are properly stated.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

General

13.           Comment:  Please address the above comments in your interim filings as well.

Response:  We will address the above listed comments in our future interim filings, as appropriate.

Management’s Discussion and Analysis

Recent Events, page 24

14.           Comment:  We urge you to continue to find ways to provide additional quantitative disclosures that conveys to investors the current and ongoing risks that additional charges including charges related to the write-down of inventory, impairment of long-lived assets, allowances for doubtful accounts and restructuring may need to be recorded.  In addition, we urge you to fully consider the guidance in SEC Release No. 33-8350.  In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff’s view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors.  As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors.  For example, if you have significant amounts of inventory for which you determine the fair value is close to your book value, you should consider how you can constructively convey the potential risk associated with these inventory amounts.  We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments.  We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation.  You should consider providing these additional disclosures related to each type of potential charge.

Response:  We have reviewed SEC Release No. 33-8350 and will, in future filings, provide additional detailed quantitative disclosures that convey the current and ongoing risks that additional impairments, write-downs, allowances and other charges may need to be recorded.  Such detailed disclosure and quantitative information will be disclosed relating to each type of potential charge when it is reasonably available and will provide material information to investors.

Liquidity and Capital Resources, page 30

15.           Comment:  Please expand your liquidity and capital resources discussion to address the following:

•      You anticipate that cash flows from operations will be sufficient to meet the ongoing needs of your business for the foreseeable future.  Please expand your disclosure to clarify what is meant by the foreseeable future;

•      Disclosures in your Form 10-K for the year ended December 31, 2008 and the Form 10-Q for the period ended June 30, 2009 state that you are currently in discussions to obtain a new borrowing arrangement, which will most likely be an asset-backed revolving line of credit.  Given the length of time which appears to have passed since you have been in these discussions, please expand your disclosure to address the potential impact on your ongoing cash needs of the delays or inability to obtain this borrowing arrangement.  Please also address whether your remaining sources of cash are sufficient and if you expect any alternative sources of funding to be available;

•      Your disclosures on page 39 of your Form 10-K for the year ended December 31, 2008 indicate that declines in revenue are also attributable to an increase in sales returns and allowances which are recorded as a reduction of net revenue.  Sales returns and allowances have increased from $32.2 million for the year ended December 31, 2007 to $83.6 million for the year ended December 31, 2008.  In a similar manner to the disclosures in your Form 10-K, please disclose if there have been continuing significant increases in sales returns and allowances and the corresponding impact of any of these trends on your liquidity; and

•      Most of the amounts held outside of the U.S. could be repatriated to the U.S., but under current law, would be subject to U.S. federal income taxes, less applicable foreign tax credits.  In some countries, repatriation of certain foreign balances is restricted by local laws and could have adverse tax consequences if you were to move the cash to another country.  Certain countries, including China, have monetary laws which may limit your ability to utilize cash resources in those countries for operations in other countries.  These limitations may affect your ability to fully utilize your cash resources for needs in the U.S. or other countries and may adversely affect your liquidity.  Please expand your disclosure to provide additional clarity regarding the amounts of cash and cash equivalents which are available for use for ongoing cash needs.  In this regard, please disclose the amount of cash and cash equivalents held outside the U.S., the amounts which could be repatriated along with any corresponding tax effect of repatriating these amounts, as well as the amounts that are restricted by laws to be used in other countries.

Response:  We expect that cash flows from operations will be sufficient to meet the ongoing needs of our business for at least the next 12 months.  We respectfully cite page 32 in our Form 10-Q for the three months ended June 30, 2009, where, with respect to the current discussions regarding an asset-backed credit facility we disclose that:

In order to provide additional liquidity in the future, we are exploring alternatives for a new borrowing arrangement and are exploring other sources for capital to meet our long-term strategic needs.  There can be no assurance that any such capital will be available to us on acceptable terms or at all, especially due to current conditions and uncertainty in the global credit markets.  Our ability to fund working capital needs, planned capital expenditures and scheduled debt payments depends on our future operating performance and cash flow, which in turn are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond our control.  On May 22, 2009, we filed a Form S-3 “Shelf” Registration Statement with the Securities and Exchange Commission…The net proceeds from the sale of the securities may provide us flexibility in funding our future capital requirements as we look to support our future growth.

Additionally, we respectfully draw your attention to Item 1A of the same filing, where we have disclosed an additional risk factor regarding the potential effect of a delay or inability to secure financing and the corresponding disclosure regarding Forward-Looking Statements on page 23.

We will continue to make such disclosures in future filings for such time as the disclosures remain applicable and will make similar disclosures on other liquidity issues if they arise. We expect that the asset-backed line of credit we are currently negotiating should be finalized before the end of the third quarter of 2009.  The lender and Crocs have finalized the inventory appraisal, field audit and underwriting process and are in the process of documentation.  We also believe that we have adequate access to the capital markets, if needed, based on our effective Form S-3 “Universal Shelf” Registration Statement and current market conditions.

During the year ended December 31, 2008, we experienced a substantial increase in our sales returns and allowances as a result of circumstances arising from the sudden and rapid economic downturn which, among other things, increased inventories with our customers, particularly within our largest channel — wholesale.  In the interest of customer relations, management decided to grant return requests and allowances to a number of customers that we believed were strategically important to our ongoing business and, accordingly, we increased our reserve sales returns and allowances.  We respectfully refer the staff to our response to comments 2, 3 and 4.  The majority of the activity that gave rise to these reserves occurred during 2008.  During the first and second quarters of 2009, we recorded sales and returns allowance expense of $11.0 million and $8.5 million, respectively, which reflected our best estimates, given seasonality (second quarters have historically produced higher revenue than first quarters) and the completion of the aforementioned grants of returns requests and allowances, as well as other factors, such as current customer inventory levels (which have steadily declined since December 31, 2008), the success of new style introductions, the extent to which we experienced shipping delays or errors and known or suspected product defects.  Further, during the first half of 2009, we observed lower inventory levels at our primarily wholesale customers, indicating stronger sell-through of our product.  Likewise, during the first half of 2009, we experienced an increase in our direct-to-consumer channels (company-owned retail and internet) in which our sales are predominantly cash-based.  Our DSOs during the first half of 2009 were also lower than 2008.  Accordingly, we did not consider the allowances recorded during the first and second quarter to be a major factor in our liquidity as of June 30, 2009, as these reserves can fluctuate quarter to quarter depending on the aforementioned considerations.  However, should circumstances change such that sales returns and allowances begin to increase beyond a level that we would consider within the “normal” range for a given time period, we will make disclosures as such and identify any corresponding trends we expect to arise from such circumstances and such trends impact on our liquidity.

At any given time, we hold cash in international locations which is primarily meant for use by our business activities in those international locations.  However, in some countries, repatriation of certain foreign balances is restricted by local laws and could have adverse tax consequences if we were to move the cash to another country.  We will revise future filings to provide more transparency to the cash available to us for our ongoing cash needs, including disclosing the amount of cash and cash equivalents held outside the U.S., the amounts which could be repatriated along with any corresponding tax effect of repatriating these amounts, as well as the amounts that are restricted by laws to be used in other countries.  The following is an example of the disclosure that we will include in future filings:

As of June 30, 2009, we had $77.5 million in cash and cash equivalents.  We consider unremitted earnings of subsidiaries operating outside of the U.S. to be indefinitely reinvested and it is not our current intent to change this position.  However, most of the cash held outside of the U.S. could be repatriated to the U.S., but under current law, would be subject to U.S. federal and state income taxes, less applicable foreign tax credits. In some countries repatriation of certain foreign balances is restricted by local laws and could have adverse tax consequences if we were to move the cash to another country. Certain countries, including China, may have monetary laws which may limit our ability to utilize cash resources in those countries for operations in other countries. These limitations may affect our ability to fully utilize our cash resources for needs in the U.S. or other countries and may adversely affect our liquidity.  As of June 30, 2009, we held $60.7 million of our total $77.5 million in cash in international locations.  This cash is primarily used for the ongoing operations of the business in the locations in which the cash is held.  Of the $60.7 million, $11.6 million could potentially be restricted, as described above.  If the remaining $49.1 million were to be repatriated to the US, we would be required to pay approximately $2.5 million in international withholding taxes with no offsetting credit.  We feel that there will be sufficient U.S. net operating losses (NOLs) to absorb any increases to U.S. net income (and therefore, U.S. federal income tax) brought about by potential cash repatriation.  There are full valuation allowances on the NOLs that would be released to result in no tax effect or cash tax payments for the U.S. if we were to repatriate $46.6 million in cash to the U.S. as of June 2009.

16.           Comment:  Accounts receivable, net increased from $35.3 million at December 31, 2008 to $67.1 million at June 30, 2009.  You state that your accounts receivable balance increased during the second quarter of 2009 due to the time of sales in the quarter, which resulted in increased current outstanding balances as of June 30, 2009.  At March 31, 2009, your accounts receivable was $60.6 million, which represents an increase of approximately 72% since December 31, 2008.  Your disclosures in your Form 10-Q for the period ended March 31, 2009 also attributed the increase in accounts receivable to the timing of sales in the quarter.  There was an increase in your accounts receivable of 11% from March 31, 2009 to June 30, 2009.  Please further explain why the timing of sales significantly impacted the accounts receivable balances at March 31, 2009 and June 30, 2009 and whether you expect this to be a continuing trend.  In light of these significant increases, please consider also disclosing your allowance for doubtful accounts, reserve for sales returns and allowances, and changes in allowances in a similar manner to your disclosures on page F-26 of your Form 10-K for the year ended December 31, 2008 as well as correspondingly discussing any significant changes in MD&A.  Please consider what quantitative disclosures can be provided to convey to investors any risks associated with the collectability of your accounts receivable and the likelihood as to whether charges may need to be recorded.  You should also consider including an analysis of days sales outstanding.  Refer to instruction 5 to Item 303(a) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Response:  Our accounts receivable balance increased from $35.3 million at December 31, 2008 to $60.6 million at March 31, 2009.  This increase was driven by an increase in sales late in the first quarter as we began to ship and sell our spring product line, leading into our traditionally stronger second quarter.  Days sales outstanding during the same period also increased from 25.8 days at December 31, 2008 to 40.4 days at March 31, 2009 as a result of the higher late-quarter sales in the first quarter of 2009 as well as our grant of return requests and allowances to strategic customers in 2008.  The granting of return requests and allowances to customers resulted in a higher allowance for doubtful accounts, causing a lower net accounts receivable balance, and, as we granted these returns and worked through our sales allowances, a lower sales allowance, thereby leading to a higher net sales amount for the fourth quarter of 2008.  The combination of these factors artificially lowered our days sales outstanding for the fourth quarter of 2008 by approximately 10 days.  We refer the Staff to our responses to comments 2, 3 and 4 above.

Our accounts receivable balance increased from $60.6 million at March 31, 2009 to $67.1 million at June 30, 2009.  This increase was driven by higher second quarter sales, offset somewhat by lower days sales outstanding of 30.9 days at June 30, 2009, compared to 40.4 days at March 31, 2009, as management increased its focus on cash generation, driving towards a complete repayment of its then-outstanding bank debt.  The timing of sales in the second quarter was more consistent month-to-month, leading to a lower days sales outstanding and an accounts receivable balance that was only slightly higher than the previous quarter.  There was no material change to the allowance for doubtful accounts as a percentage of accounts receivable from March 31, 2009 to June 30, 2009.

In future Form 10-Q filings, we will consider disclosing this information in the same manner as we have on page F-26 of our Form 10-K to the extent it is important to an understanding of the financial statements and will discuss any significant related changes in the MD&A to the extent they are material to investors.

We have reviewed instruction 5 to Item 303(a) of Regulation S-K as well as Section 501.13 of the Financial Reporting Codification and will amend future filings to include disclosures of this nature.

*  *  *  *

In connection with our response to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone myself at (303) 848-7000 or Jeff Lasher at (303) 848-7495.  Thank you again for your time and consideration.

Very truly yours,

/s/ Russell C. Hammer
Russell C. Hammer
Chief Financial Officer
cc:	Jeff Lasher, Controller, Crocs, Inc.
Erik Rebich, General Counsel, Crocs, Inc.
Dave Rooney, Deloitte & Touche, LLP
Jason Day, Faegre & Benson, LLP